SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)1

Power Solutions International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933G 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Park West Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power – 375,000

		6.	Shared Voting Power – None

		7.	Sole Dispositive Power – 375,000

		8.	Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 375,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.	Percent of Class Represented by Amount in Row (9): - 4.1%

12.	Type of Reporting Person – IA

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CUSIP No. 73933G 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter S. Park

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power – 375,000

		6.	Shared Voting Power – None

		7.	Sole Dispositive Power – 375,000

		8.	Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 375,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.	Percent of Class Represented by Amount in Row (9): - 4.1%

12.	Type of Reporting Person – IN

3 of 9 Pages

CUSIP No. 73933G 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Park West Investors Masters Fund, Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power – 303,126

		6.	Shared Voting Power – None

		7.	Sole Dispositive Power – 303,126

		8.	Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 303,126

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.	Percent of Class Represented by Amount in Row (9): - 3.3%

12.	Type of Reporting Person – CO

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CUSIP No. 73933G 20 2

Item 1.

(a)	Name of Issuer – Power Solutions International, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices — 655 Wheat Lane, Wood Dale, IL 60191

Item 2.

(a)
Name of Persons Filing – (1) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), (2) Peter S. Park; and (3) Park West Investors Masters Fund, Limited, a Cayman Islands exempted company (“PWIMF”) (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence — 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939

(c)	Citizenship – (1) Delaware; (2) United States of America; (3) Cayman Islands

(d)	Title of Class of Securities- Common Stock, $0.001 par value per share (the “Issuer Common Stock” or “Shares”)

(e)	CUSIP Number – 73933G 20 2

Item 3.

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 73933G 20 2

Item 4.

Ownership

(a)
Amount beneficially owned — PWAM is the investment manager of PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”).  Peter S. Park is the sole member and manager of PWAM.

As of December 31, 2011, the Reporting Persons’ beneficial ownership were as follows: (i) PWAM indirectly beneficially owned 375,000 Shares, consisting of the 303,126 Shares held by PWIMF (including 101,042 Shares that may be acquired upon the exercise of warrants that may be exercised within 60 days of this Statement)and the 71,874 Shares held by PWPI (including 23,958 Shares that may be acquired upon the exercise of warrants that may be exercised within 60 days of this Statement); (ii) Peter S. Park, as sole member and manager of PWAM, indirectly beneficially owned the 375,000 Shares beneficially owned by PWAM; and (iii) PWIMF beneficially owned 303,126 Shares (including 101,042 Shares that may be acquired upon the exercise of warrants that may be exercised within 60 days of this Statement).

The Reporting Persons have, within the ordinary course of business, purchased securities of the Company.  The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.  The Reporting Persons have purchased, and may in the future purchase, shares on the open market at prevailing prices.

(b)
Percent of class —As of December 31, 2011, the Reporting Persons’ beneficial ownership, were as follows:  (i) PWAM indirectly beneficially owned 4.1% of the outstanding Issuer Common Stock (based on (X) 9,064,536 Issuer Common Shares outstanding as of November 10, 2011, as disclosed by the Company in its Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011 and (Y) 125,000 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement); (ii) Peter S. Park indirectly beneficially owned 4.1% of the outstanding Issuer Common Stock (based on (X) 9,064,536 Issuer Common Shares outstanding as of November 10, 2011, as disclosed by the Company in its Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011 and (Y) 125,000 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement); and (iii) PWIMF beneficially owned 3.3% of the outstanding Issuer Common Stock (based on (X) 9,064,536 Issuer Common Shares outstanding as of November 10, 2011, as disclosed by the Company in its Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011 and (Y) 101,042 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement).

(c)	Number of shares as to which the person has:

(i)
Sole power to vote or to direct voting —PWAM and Peter S. Park, as its sole member and manager, each have the sole power to vote or to direct the vote of 375,000 Shares (including 125,000 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement); PWIMF has the sole power to vote or to direct the vote of 303,126 Shares (including 101,042 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement).

(ii)
Shared power to vote or to direct voting — Neither PWAM, Peter S. Park, as its sole member and manager, nor PWIMF have shared power with respect to the voting or direction of voting with respect to the Shares they beneficially own.

(iii)
Sole power to dispose or to direct disposition — PWAM and Peter S. Park, as its sole member and manager, each have the sole power to dispose or direct the disposition of 375,000 Shares (including 125,000 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement); PWIMF has the sole power to dispose or direct the disposition of 303,126 Shares (including 101,042 Shares that may be acquired upon the exercise of outstanding warrants that may be exercised within 60 days of the date of this Statement).

(iv)
Shared power to dispose or to direct disposition — Neither PWAM, Peter S. Park, as its sole member and manager, nor PWIMF have shared power with respect to the disposition or direction to dispose of the Shares they beneficially own.

6 of 9 Pages

CUSIP No. 73933G 20 2

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Peter S. Park is the sole member and manager of PWAM.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 73933G 20 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012 Date

PARK WEST ASSET MANAGEMENT LLC

By:	/s/James J. Watson
Name:	James J. Watson
Title:	Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its
Investment Manager

	By:	/s/ James J. Watson
	Name:	James J. Watson
	Title:	Chief Financial Officer

/s/Peter S. Park
Peter S. Park

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CUSIP No. 73933G 20 2

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Power Solutions International, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1.  In evidence thereof, the undersigned hereby execute this agreement this 14th day of February, 2012.

February 14, 2012 Date

PARK WEST ASSET MANAGEMENT LLC

By:	/s/James J. Watson
Name:	James J. Watson
Title:	Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its
Investment Manager

	By:	/s/ James J. Watson
	Name:	James J. Watson
	Title:	Chief Financial Officer

/s/Peter S. Park
Peter S. Park

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